UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Compton Petroleum Corporation

(Name of Issuer)

Common Shares, No Par Value Per Share

(Title of Class of Securities)

204940100

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 204940100	Schedule 13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS The London & Amsterdam Trust Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 10,827(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,827(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,827
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04%(1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

_____________________

(1)	Includes 3,609 Common Shares owned by subsidiaries of trusts of which the Reporting Person is the sole trustee and 7,218 Common Shares issuable upon the exercise of warrants owned by such trusts, which are exercisable within 60 days of December 31, 2011.
(2)	The percentage reported herein as being beneficially owned by the Reporting Person is based upon 26,358,534 Common Shares as reported in the Issuer’s Registration Statement, Amendment No. 1 to Form F-10, filed with the SEC on August 11, 2011 (“Form F-10/A”), as being outstanding upon the completion of the Recapitalization (as described in the Issuer’s Form F-10/A).

Item 1(a).	Name of Issuer:

Compton Petroleum Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Suite 500, Bankers Court
850 – 2nd Street SW
Calgary, Alberta, Canada T2P 0R8

Item 2(a).	Name of Person Filing:

This Schedule 13G/A is being filed by The London & Amsterdam Trust Company Limited (the “Reporting Person”). The Reporting Person disclaims beneficial ownership of all securities reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

62 Forum Lane
Camana Bay
P.O. Box 10459
Grand Cayman KY1 1004, Cayman Islands

Item 2(c).	Citizenship:

Cayman Islands.

Item 2(d).	Title of Class of Securities:

Common Shares, no par value per share (“Common Shares”)

Item 2(e).	CUSIP Number:

204940100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: As of December 31, 2011, 10,827 Common Shares.

The filing of this Schedule 13G/A shall not be construed as an admission that (a) the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Schedule 13G/A or (b) that this Schedule 13G/A is legally required to be filed by the Reporting Person.

(b) Percent of class:

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As of December 31, 2011, 0.04%.

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote: 10,827 Common Shares

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 10,827 Common Shares

(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	THE LONDON & AMSTERDAM TRUST COMPANY LIMITED

	By:	/s/ Rankine McMillan
Rankine McMillan
Managing Director

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